January 12, 2006



Mr. Paul Fulton
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua  New Guinea


	Re:	Lihir Gold Limited
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005
      Response Letter Dated November 3, 2005
		File No. 0-26860


Dear Mr. Fulton:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Description of Operations

Overview, page 17

1. We note your proposed disclosure in response to prior comment one, and it remains unclear how you intend to produce 300,000 ozs of gold per year from 118,000,000 tonnes of stockpile material with an average grade of 2.4 grams per ton with an 85%-87% recovery rate within 20 years. In this regard we note that the conversion of gold grams to ounces appears inconsistent to yield your stated production period based on your stockpile volume. Please revise your disclosures to clarify your expected stockpile volume, production levels, and the number of years for you will process your stockpile inventory.

Financial Statements

Note 1: Statement of Significant Accounting Policies, page F-6

Deferred mining costs, page F-7

2. We note that your response to prior comment seven. It appears that post production deferred stripping costs appear more akin to inventory production costs since they are a direct cost of production even though you may consider it related to future inventories. Therefore it would appear that recoverability of post production deferred stripping costs would be more appropriately evaluated for impairment similar to that of any other inventory as provided in paragraphs 28-33 of IAS 2. Additionally, we believe that for U. S.
GAAP purposes post production deferred stripping costs would meet the definition of an inventory cost under Statement 3 of Chapter 4 of ARB
43.  Refer also to EITF 04-06 for US GAAP.

3. In reference to your high-wall failure referenced in your response to comment seven, please describe to us a description of the event and the nature and significance of the costs to remediate the collapse and return to normal production. To the extent those costs were significant and impacted your historical trends, please expand your disclosures under your discussion of financial results and operations.

4. We note your disclosure in response to prior comment seven, indicating that your deferred costs will be fully amortized by the end of the mining and processing phase of the operation. We presume that you are referring to the year 2040. However, a discrete disclosure of that year, in proximity to your proposed expanded disclosure, would be helpful.

5. We note your response to our prior comment seven indicating unpredictability in your strip ratios. We continue to believe that because you have had significant variations in your strip ratios, a discussion in your operating and financial review and prospects to identify the reasons for the changes in, and the impact of these ratios from period to period is appropriate.

6. We have read your proposed disclosure in response to our prior comment seven in which it appears that you have designated all of your deferred stripping costs as pre-production costs, although your mining activities appear to be post production. To clarify, we believe that pre-production costs are only those costs incurred prior to production of saleable product. As previously requested, please expand your disclosure to indicate the amount of deferred stripping costs that relate to the pre-production period and those that relate to the period since production commenced.

7. We have reviewed your response to prior comment number ten. Please explain in greater detail why you believe your accounting for post production stripping costs reflects the conceptual framework of both IFRS and US GAAP. Specifically address EITF 04-06 in your response.

8. We have reviewed your response to prior comment number 12. We also note your response to prior comment six where you indicate that the production and thus the amortization of your development costs commences when the ore is extracted from the ground. As previously noted, it appears that your mining activities will cease in 16 years.
Please indicate, if true, that the amount of costs classified as mine acquisition and development costs will be fully amortized when mining operations are completed. As previously requested, please explain the impact of the gap in the completion of mining activities and the completion of processing activities is expected to have on your accounting for your long lived assets, including your depreciation, depletion and amortization and impairment accounting. Also confirm, if true, that those costs will be classified as inventory. We may have further comment.

Impairment of assets, page F-9

9. We note your proposed expanded disclosure in response to prior comment 14. Please expand your disclosure to clarify the specific classes of property, plant and equipment to which you apply the cost model and those classes for which you apply the revaluation model. In this regard, we note that your disclosure on pages F-9 and F-13 suggest that recoverability testing is applied to all assets grouped as mining properties or deferred mining costs, or long-lived assets.
It also may be helpful to quantify asset classes under each model in your disclosure.

10. We note your indication that you do not consider the effect of your hedged production contracts in your reserve determination.
Please address each of the following:

* Please tell us whether your forward contracts have roll-over provisions and describe whether physical delivery of a contract that becomes due may be avoided in perpetuity.
* Please tell us whether the estimated costs associated with effecting delivery deferrals would be significant.
* Additionally, please more fully describe the underlying reasons that you believe make it inappropriate to consider the effect of your forward contracts on your reserve determination.

Revenue Recognition, page F-11

11. We note your response that states "The Company generally sells its gold or dore at a price agreed and fixed during the month in which the gold dore is delivered to the customer". Please tell us how the price of dore is fixed as it is less that 99.95% pure. Also, please clarify to us who is the customer in this case. It appears from your response that the refinery takes title to your dore.

12. We note from your response that you have contracts transacted as deliveries into hedge commitments. Please clarify if you are designating these contracts as "normal purchases and sales contracts" under paragraph 4(a) of FAS 138 for US GAAP. If true, please tell us whether or not the counterparty that receives physical delivery of an unrefined product from your mine is the same counterparty that receives physical delivery of a refined product from your mine.

Note 30 Reconciliation to US GAAP, page F-32

13. We note your proposed disclosure regarding EITF 04-06. Please further expand your disclosure to briefly summarize the provisions of
EITF 04-06 in contrast to that of your current accounting policy, along with addressing the potential material effect on your statement of profit and loss and balance sheet. In this regard we reissue prior comment 21.

14. We note your disclosure in response to prior comment 22 regarding your evaluation of impairment under U. S. GAAP for your mining properties as the difference between the carry value and the sum of the undiscounted expected future cash flows. This policy does not appear consistent with paragraph 7 of SFAS 144 requiring that an impairment charge is measured as the amount by which the carrying amount of the asset or asset group exceeds its fair value. Please provide us with your computation of impairment under U. S. GAAP had you measured the impairment using the estimated fair value. In the event the difference is material we believe you may need to revise your U. S. GAAP reconciliation and disclosures accordingly.



Engineering Comment

Reserves, page 28

15. We reviewed the description of the cutoff grade calculation. Please state whether the general and Administrative costs are fixed or variable and disclose the estimated metallurgical recoveries. Are significant quantities of byproduct silver also recovered? Please indicate whether this is a proposed draft, describing the cutoff grade calculation to be inserted into the filing?

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Jonathan Duersh at (202) 551-3719, Kevin Stertzel at (202) 551-3723 or Jill Davis, Branch Chief, at (202) 551-
3683 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining
Engineer at (202) 551-3718 with questions about engineering comments.
Please contact me at (202) 551-3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: 	Mr. Burr Henly, Sullivan & Cromwell


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Mr. Paul Fulton
Lihir Gold Limited
January 12, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

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CORPORATION FINANCE
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